UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): April 21, 2022

ITHAX Acquisition Corp.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39943	N/A
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

555 Madison Avenue

Suite 11A

New York, NY 10022

(Address of principal executive offices) (zip code)

(212) 792-0253

(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Units, each consisting of one Class A ordinary share and one-half of one Redeemable Warrant	ITHXU	The Nasdaq Stock Market LLC

Class A ordinary share, par value $0.001 per share	ITHX	The Nasdaq Stock Market LLC

Redeemable Warrants, each exercisable for one Class A ordinary share for $11.50 per share	ITHXW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

ITHAX Acquisition Corp. (“ITHAX” or the “Company”), is a Cayman Islands exempted company formed for the purpose of effecting a merger, stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. On December 20, 2021, ITHAX entered into a Business Combination Agreement (as may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”) by and among ITHAX, Ithax Merger Sub I, LLC, a Delaware limited liability company and wholly owned subsidiary of ITHAX, Ithax Merger Sub II, LLC, a Delaware limited liability company and wholly owned subsidiary of ITHAX, and Mondee Holdings II, Inc., a Delaware corporation (“Mondee”) (the transactions contemplated by the Business Combination Agreement, the “Business Combination”). In connection with the Business Combination, ITHAX will domesticate as a Delaware corporation and change its name to “Mondee Holdings, Inc.” (“New Mondee”).

Additional Investment

On December 20, 2021, concurrently with the execution of the Business Combination Agreement, certain investors (the “PIPE Investors”) entered into subscription agreements (the “PIPE Subscription Agreements”) with ITHAX pursuant to which the PIPE Investors committed to purchase in a private placement 5,000,000 shares of New Mondee common stock (“New Mondee Common Stock”) at a purchase price of $10.00 per share and an aggregate purchase price of $50.0 million (the “PIPE Investment”). The PIPE Investment will be consummated substantially concurrently with the closing of the Business Combination (the “Closing”).

On April 21, 2022, ITHAX entered into a PIPE Subscription Agreement with an “accredited investor” (as such term is defined in Rule 501 of Regulation D) (the “Additional Investor”), whereby the Additional Investor has committed to purchase in a private placement 2,000,000 shares of New Mondee Common Stock at a purchase price of $10.00 per share (the “Additional Shares”) and an aggregate purchase price of $20.0 million (the “Additional Investment”), bringing the total amount of commitments from both the PIPE Investment and the Additional Investment to $70.0 million. The Additional Investment will be consummated substantially concurrently with the Closing.

The Additional Investor entered into a PIPE Subscription Agreement on substantially the same terms as those of the PIPE Investors. The Additional Shares to be issued pursuant to the Additional Investment have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and will be issued in reliance on the availability of an exemption from such registration. At the Closing, the Additional Investor will enter into the Registration Rights Agreement, a form of which was filed as Exhibit 10.1 to the Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 20, 2021, pursuant to which the Additional Investor will be entitled to certain registration rights in respect of the Additional Shares. In addition, the Additional Investor agreed not to sell or otherwise transfer any of the Additional Shares during the period beginning on the date of Closing and ending on the date that is the earlier of (A) six months after the Closing, (B) the date on which the closing price of the New Mondee Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 90 calendar days following the Closing and (C) the date on which New Mondee consummates a sale, merger, liquidation, exchange offer or other similar transaction after the Closing, which results in the stockholders immediately prior to such transaction having beneficial ownership of less than 50% of the outstanding voting securities of the combined company.

The closing of the Additional Investment is conditioned upon, among other things, customary closing conditions and the consummation of the Business Combination. The consummation of the Business Combination is conditioned upon, among other things, ITHAX having at least $150 million cash available at Closing, including any amounts in its trust account and any other cash held by ITHAX prior to the Closing plus the proceeds of the PIPE Investment, the Additional Investment and any other subscription agreements entered into in accordance with the Business Combination Agreement, minus any amounts used to satisfy redemption requests, discharge indebtedness of ITHAX or pay certain transaction expenses of ITHAX.

The foregoing description of the PIPE Subscription Agreement with the Additional Investor and the transactions contemplated thereby are not complete and are qualified in their entirety by reference to a copy of the form of PIPE Subscription Agreement, filed as Exhibit 10.1 to this Current Report on Form 8-K (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC on December 20, 2021) and incorporated herein by reference.

In connection with the Business Combination, ITHAX has filed a registration statement on Form S-4 with the SEC, which includes a prospectus/proxy statement to be mailed to the Company’s shareholders in connection with the Company’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve, among other things, the proposed Business Combination.

Item 3.02	Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K with respect to the Additional Investment is incorporated by reference herein. The Additional Shares to be issued in connection with the Additional Investment will not be registered under the Securities Act in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and Rule 506(c) promulgated thereunder.

Item 7.01.	Regulation FD Disclosure.

On April 25, 2022, ITHAX and Mondee issued a joint press release announcing the Additional Investment. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

The information in this Item 7.01, including Exhibit 99.1, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of ITHAX under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report will not be deemed an admission as to the materiality of any information in this Item 7.01, including Exhibit 99.1.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits. The following exhibits are filed with this Form 8-K:

Exhibit No.	Description

10.1	Form of PIPE Subscription Agreement (incorporated by reference to Exhibit 10.2 to the Form 8-K filed with the SEC on December 20, 2021)

99.1	Press Release of ITHAX Acquisition Corp. and Mondee Holdings II, Inc., dated as of April 25, 2022

104	Cover page Interactive data file (embedded within the inline XBRL document)

Forward Looking Statements

Certain statements in this Document may be considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding the proposed business combination between ITHAX Acquisition Corp., an exempted company incorporated in the Cayman Islands with limited liability under company number 366718 (“ITHAX”) and Mondee Holdings II, Inc., a Delaware corporation (“Mondee”), ITHAX’s and Mondee’s ability to consummate the transaction, the expected closing date for the transaction, the benefits of the transaction and the public company’s future financial performance following the transaction, as well as ITHAX’s and Mondee’s strategy, future operations, financial position, estimated revenues, and losses, projected costs, prospects, plans and objectives of management are forward looking statements. When used herein, including any oral statements made in connection herewith, the words “anticipates,” “approximately,” “believes,” “continues,” “could,” “estimates,” “expects,” “forecast,” “future, ” “intends,” “may,” “outlook,” “plans,” “potential,” “predicts,” “propose,” “should,” “seeks,” “will,” or the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. Such forward-looking statements are subject to risks, uncertainties, and other factors, which could cause actual results to differ materially from those expressed or implied by such forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by both ITHAX and its management, and Mondee and its management, as the case may be, are inherently uncertain. Except as otherwise required by applicable law, ITHAX disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. ITHAX cautions you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of ITHAX. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination; (2) the outcome of any legal proceedings that may be instituted against ITHAX, Mondee, the combined company or others following the announcement of the business combination and any definitive agreements with respect thereto; (3) the inability to complete the business combination due to the failure to obtain approval of the shareholders of ITHAX, to obtain financing to complete the business combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the business combination; (5) the ability to meet stock exchange listing standards following the consummation of the business combination; (6) the risk that the business combination disrupts current plans and operations of ITHAX or Mondee as a result of the announcement and consummation of the business combination; (7) the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the business combination; (9) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain regulatory approvals required to complete the business combination; (10) the possibility that ITHAX, Mondee or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the impact of COVID-19 on the combined company’s business and/or the ability of the parties to complete the proposed business combination; (12) Mondee’s estimates of expenses and profitability and underlying assumptions with respect to stockholder redemptions and purchase price and other adjustments; (13) adverse changes in general market conditions for travel services, including the effects of macroeconomic conditions, terrorist attacks, natural disasters, health concerns, civil or political unrest or other events outside the control of the parties; (14) significant fluctuations in the combined company’s operating results and rates of growth; (15) dependency on the combined company’s relationships with travel agencies, travel management companies and other travel businesses and third parties; (16) payment-related risks; (17) the combined company’s failure to quickly identify and adapt to changing industry conditions, trends or technological developments; (18) unlawful or fraudulent activities in the combined company’s operations; (19) any significant IT systems-related failures, interruptions or security breaches or any undetected errors or design faults in IT systems of the combined company; (20) exchange rate fluctuations; and (21) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements and Risk Factor Summary” in ITHAX’s final prospectus relating to its initial public offering dated February 1, 2021 and in subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”), including the registration statement on Form S-4 relating to the business combination that ITHAX filed with the SEC on March 21, 2022, which included a prospectus/proxy statement of ITHAX. There may be additional risks that neither ITHAX nor Mondee presently know of or that ITHAX or Mondee currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Author and any of their affiliates, directors, officers and employees expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement to reflect events or circumstances after the date on which such statement is being made, or to reflect the occurrence of unanticipated events.

No Offer or Solicitation

This communication is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed business combination or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed business combination, ITHAX filed a registration statement on Form S-4 with the SEC on March 21, 2022, which included a prospectus/proxy statement of ITHAX. ITHAX also plans to submit or file other documents with the SEC regarding the proposed transaction. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the shareholders of ITHAX. INVESTORS AND SHAREHOLDERS OF ITHAX ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED BUSINESS COMBINATION, WHICH WILL BE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Mondee and ITHAX once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov.

Participants in the Solicitation

ITHAX, Mondee, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of ITHAX in connection with the proposed transaction. Information about the directors and executive officers of ITHAX is disclosed in ITHAX’s initial public offering prospectus, which was filed with the SEC on February 1, 2021. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Additional Information about the Business Combination and Where to Find It

Additional information about the proposed business combination, including a copy of the business combination agreement and investor presentation, was disclosed in a Current Report on Form 8-K that ITHAX filed with the SEC on December 20, 2021 and is available at www.sec.gov. In connection with the proposed business combination, ITHAX filed a registration statement on Form S-4 and the related proxy statement/prospectus with the SEC on March 21, 2022. Additionally, ITHAX will file other relevant materials with the SEC in connection with the proposed business combination of ITHAX with Mondee. The materials to be filed by ITHAX with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Investors and security holders of ITHAX are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ITHAX Acquisition Corp.

Date: April 25, 2022	By:	/s/ Orestes Fintiklis
	Name:	Orestes Fintiklis
	Title:	Chief Executive Officer